

Mail Stop 4561

September 10, 2015

Eric He
Chief Financial Officer
YY Inc.
Building 3-08, Yangcheng Creative Industry Zone
No. 309 Huangpu Avenue Middle
Tianhe District
Guangzhou 510655
The People's Republic of China

> **Re:** **YY Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **File No. 001-35729**

Dear Mr. He:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 75

1.   In future filings, please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. For example, we note that revenues derived from your mobile

applications now appear to account for a material portion of your revenues and that your gross margin has declined as a result of the growth of your lower margin, user-generated content business lines. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

Item 19. Exhibits

2.   The consent of Conyers Dill & Pearman, filed as Exhibit 15.1, does not consent to the incorporation of the summary of the firm´s opinion and the use of the firm's name in the Form S-8 filed March 6, 2013 (File No. 333-187074). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services